UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response . 0.5
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Palo Alto Investors, LLC	2. Issuer Name and Ticker or Trading Symbol SAFLINK Corporation (SFLK)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director _XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 470 University Avenue	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year January 2002
(Street) Palo Alto, CA			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person X Form filed by More than One Reporting Person See Note 1
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	1/08/02	P		500,000	A	$0.25	500,000	D&I	See Note 2

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained (Over)
in this form are not required to respond unless the form displays SEC 1474 (3-00)

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Series A Warrants	$1.75	01/08/02	S			1,194,007	06/05/01	06/05/06	Common Stock	1,194,007	$0.25	1,428	D&I	See Note 2
Series A Warrants	$1.75	01/08/02	S			234,568	06/05/01	06/05/06	Common Stock	234,568	See Note 3	1,428	D&I	See Note 2
Series B Warrants	$1.75	01/08/02	S			20,286	06/05/01	See Note 4	Common Stock	20,286	$0.25	1,428	D&I	See Note 2
Series B Warrants	$1.75	01/08/02	S			265,432	06/05/01	See Note 4	Common Stock	265,432	See Note 3	1,428	D&I	See Note 2

Explanation of Responses:

1. The reporting persons consist of William Leland Edwards, Palo Alto Investors, LLC, a California limited liability company ("PAI LLC"), Palo Alto Investors, a California corporation ("PAI Corp") and Micro Cap Partners, L.P., a Delaware limited partnership ("Micro Cap"), of which PAI LLC is the investment adviser and general partner The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the President and principal member of PAI LLC and the President and controlling shareholder of PAI Corp. PAI LLC is an investment adviser registered with the Securities and Exchange Commission, and is investment adviser to investment limited partnerships of which it is the general partner and to other clients. Mr. Edwards, PAI LLC and PAI Corp are filing this Form 4 jointly as a group. Micro Cap is filing this report jointly with the other reporting persons, but not as a member of a group and expressly disclaims membership in a group. All shares owned indirectly by Mr. Edwards, PAI LLC and PAI Corp are held in client accounts, and Mr. Edwards, PAI LLC and PAI Corp disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. No client account of PAI LLC, other than Micro Cap, owns more than ten percent of the outstanding stock of the Issuer.

2. These securities are owned directly by investment advisory client accounts of PAI LLC and investment limited partnerships of which PAI LLC is the general partner and investment adviser, including Micro Cap. Mr. Edwards owns the securities indirectly through PAI LLC.

3. These warrants were exercised. The common stock issued on such exercise is reported on Table 1.

4. The expiration date is the later of November 5, 2001, or 120 days from the effective date, as declared by the SEC, of the registration statement registering the shares of common stock issuable upon exercise of the Series B Warrants.

Dated: February 25, 2002
William L. Edwards	PALO ALTO INVESTORS, a California corporation By: William L. Edwards, President
PALO ALTO INVESTORS, LLC, a California corporation Manager By: Palo Alto Investors, a California corporation By: William L. Edwards, President	MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC, a California corporation, General Partner By: Palo Alto Investors, a California corporation, Manager By: William L. Edwards, President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Joint Filer Information

Name: Palo Alto Investors, LLC

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: SAFLINK Corporation (SFLK)

Statement for Month/Year: January 2002

Signature: Palo Alto Investors, LLC

By: Palo Alto Investors, a California corporation, Manager

By: William L. Edwards, President

Name: Palo Alto Investors, a California corporation

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: SAFLINK Corporation (SFLK)

Statement for Month/Year: January 2002

Signature: Palo Alto Investors, a California corporation

By:

William L. Edwards, President

Name: William L. Edwards

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: SAFLINK Corporation (SFLK)

Statement for Month/Year: January 2002

By: William L. Edwards, President

Name: Micro Cap Partners, L.P.

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: SAFLINK Corporation (SFLK)

Statement for Month/Year: January 2002

Signature: Micro Cap Partners, L.P.

By: Palo Alto Investors, LLC

By: Palo Alto Investors

By: William L. Edwards, President